PLAN PURSUANT TO RULE 12-B1

                                                       Adopted __________, 199__

                                    RECITALS

         1. PAUZE/ SWANSON UNITED SERVICES FUNDS, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust") is engaged in business as an open-end management investment company and its registered as such under the Investment Company Act of 1940, as amended (the "Act").

         2. The Trust operates as a "series company" within the meaning of Rule 18f-2 under the Act and is authorized to issue shares of beneficial interest in various series or sub-trusts (collectively the "Funds").

         3. Funds of the Trust may utilize Fund assets to pay for, or reimburse payment for, sales or promotional services or activities that have been or will be provided in connection with distribution of shares of the Funds if such payments are made pursuant to a Plan adopted and continued in accordance with Rule 12b-1 under the Act.

         4. Pauze U.S. Government Total Return Bond Fund, a series of the Trust (the "Fund") by virtue of such arrangement may be deemed to act as a distributor of its shares as provided in Rule 12b-1 under the Act and desires to adopt a Plan pursuant to such Rule (the "Plan").

         5. The Trustees as a whole, and the Trustees who are not interested persons of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan and any agreements relating to it (the "Qualified Trustees"), having determined, in the exercise of reasonable business judgement and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the Act, that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders, have approved the Plan by votes cast in person at a meeting called for the purpose of voting on this Plan and agreements related thereto.

         6. United Services Advisors, Inc., as the sole shareholder of the Fund, has approved the Plan.

                                 PLAN PROVISIONS

SECTION 1.  EXPENDITURES

         (a) Purposes. Fund assets may be utilized to pay for or reimburse expenditures in connection with sales and promotional services related to the distribution of Fund shares, including personal services provided to prospective and existing Fund shareholders, which include the costs of: printing and distribution of prospectuses and promotional materials; making slides and charts for presentations; assisting shareholders and prospective investors in understanding and dealing with the Fund; and travel and out-of-pocket expenses (e.g. copy and long distance telephone charges) related thereto.

         (b) Amounts. Fund assets may be utilized to pay for or reimburse expenditures in connection with sales and promotional services related to the distribution of Fund shares, including personal services provided to prospective and existing Fund shareholders, provided the total amount expended pursuant to this Plan does not exceed 0.25% of net assets on an annual basis.

SECTION 2.  TERM AND TERMINATION

         (a) Initial Term. This Plan shall become effective on _________________, 1993 and shall continue in effect for a period of one year thereafter unless terminated or otherwise continued or discontinued as provided in this Plan.

         (b) Continuation of the Plan. The Plan and any related agreements shall continue in effect for periods of one year thereafter for so long as such continuance is specifically approved at least annually by votes of a majority of both (a) the Trustees of the Trust and (b) the Qualified Trustees, cast in person at a meeting called for the purpose of voting on this Plan and such related agreements.

         (c) Termination of the Plan. This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the outstanding voting securities of the Fund.

SECTION 3.  AMENDMENTS

         This Plan may not be amended to increase materially the amount of distribution expenditures provided for in Section 1 hereof unless such amendment is approved by a vote of the majority of the outstanding voting securities of the Fund, and no material amendment to the Plan shall be made unless approved in the manner provided for annual renewal in Section 2(b) hereof.

SECTION 4.  INDEPENDENT TRUSTEES

         While this Plan is in effect with respect to the Fund, the selection and nomination of Trustees who are not interested persons of the Trust (as defined in the Act) shall be committed to the discretion of the Trustees who are not interested persons.

SECTION 5.  QUARTERLY REPORTS

         The Treasurer of the Trust shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts accrued and the amounts expended under this Plan for distribution, along with the purposes for which such expenditures were made.

SECTION 6.  RECORDKEEPING

         The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Section 5 hereof, for a period of not less than six years from the date of this Plan, the agreements or such report, as the case may be, the first two years in an easily accessible place.

SECTION 7.  AGREEMENTS RELATED TO THIS PLAN

         Agreements with persons providing distribution services to be paid for or reimbursed under this Plan shall provide that:

         (a) the agreement will continue in effect for a period of one year and will continue thereafter only if specifically approved by vote of a majority of the Trustees of the Trust;

         (b) the agreement may be terminated at any time, without payment of any penalty, by vote of a majority of (i) the Qualified Trustees or (ii) the outstanding voting securities of the Fund, on not more than sixty
         (60) days' written notice to any other party to the agreement;

         (c) the agreement will terminate automatically in the event of an assignment;

         (d) in the event the agreement is terminated or otherwise discontinued, no further payments or reimbursements will be made by the Fund after the effective date of such action; and

         (e) payments and/or reimbursements may only be made for the specific sales or promotional services or activities identified in Section 1 of this Plan and must be made on or before the last day of the one year period commencing on the last day of the calendar quarter during which the service or activity was performed.